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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 16, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      06-11-TC


FOR IMMEDIATE RELEASE:  May 16, 2006

                        TECK COMINCO LIMITED ANNOUNCES
           ARRANGEMENTS REGARDING EXCHANGEABLE DEBENTURES DUE 2024

Vancouver, B.C. -- Teck Cominco Limited announced today that is has made arrangements for the orderly exchange of its exchangeable debentures due 2024 (the "Debentures"). There are approximately $112 million principal amount of Debentures outstanding, exchangeable into 11,489,370 Class B subordinate voting shares of Teck Cominco. As previously announced, Teck Cominco anticipates that holders of the Debentures may wish to exchange those Debentures as a result of the recent increase in the dividend on Teck Cominco's Class B subordinate voting shares. When Debentures are tendered for exchange, Teck Cominco has the right, under the terms of the Debentures, to satisfy its principal repayment obligations with Class B subordinate voting shares or cash or a combination thereof, and has the right to designate a purchaser of the Debentures. Teck Cominco will, in respect of Debentures tendered for exchange prior to May 31, 2006, designate a purchaser to acquire the Debentures for consideration consisting of Class B subordinate voting shares plus cash for any accrued but unpaid interest.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at WWW.TECKCOMINCO.COM.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

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For additional information, please contact:

Larry Mackwood
Treasurer
(604) 687-1117